$600,000.00                                                As of September 30, 2010

# PROMISSORY NOTE

FOR VALUE RECEIVED, COOSA NURSING ADK, LLC, a Georgia Limited Liability Company, and ADCARE HEALTH SYSTEMS, INC., an Ohio corporation (hereinafter referred to as "Maker"), promises to pay to the order of Coosa Valley Health Care, Inc., an Alabama corporation, (hereinafter, together with any other holder hereof, referred to as "Holder"), at Gadsden, Alabama, or to such other party or parties as Holder from may from time to time designate in writing, the principal sum of Six Hundred Thousand and 00/100 Dollars ($600,000.00), together with simple interest accruing on the unpaid balance of this Note at a rate equal to eight percent (8%) per annum (the "Interest Rate").

Maker is required to make monthly payments to Holder as follows: (i) a principal payment in the amount of $100,000 plus (ii) accrued interest on the unpaid balance at the Interest Rate, with the first such monthly payment due and payable on November 1, 2010 and continuing on the 1st day of each month thereafter until paid in full.

The principal sum of this Note and any unpaid accrued interest is due and payable on April 1, 2011 (the "Maturity Date").

The principal amount of the Note may be prepaid in whole from time to time and at any time without premium or penalty, and Maker will not be obligated to pay any interest that would have become due after the date of the prepayment. If Maker elects to prepay a portion of the principal amount of this Note, Maker will remain obligated to pay the full amount of the interest described above to Holder until the full principal balance has been paid by Maker.

If the payment obligation under this Note is not paid when due, the Holder shall provide written notice of default to the Maker, and Maker will have five (5) days from the receipt of such written notice to cure the default. If Maker fails to cure any payment default within the cure period, the Maker will be obligated to pay the Holder's costs of collection, including reasonable attorney fees actually incurred. Any payment which is not paid within the cure period (including that which may become due upon acceleration as hereinafter provided) will bear interest at the rate of thirteen (13%) percent per annum, from the date of the payment default until paid.

If Maker fails to pay when due any amount payable hereunder, then, after the notice and expiration of the cure period described above, the entire unpaid principal balance of this Note, together with accrued interest thereon, will, at the option of Holder, be immediately due and payable, and Holder may proceed forthwith to collect the same regardless of the stipulated date of maturity, TIME BEING OF THE ESSENCE HEREOF FOR ALL PURPOSES. Neither Holder's failure to exercise this right of acceleration of the maturity of the indebtedness evidenced hereby, nor Holder's acceptance of one or more past due installments, nor Holder's granting of any indulgences from time to time, will constitute a novation of this contract or a waiver of the right of Holder thereafter to insist upon strict compliance with the terms of this Note.

No extension of time for the payment of this Note or any installment due hereunder will release, discharge, modify or change the liability of the Maker or any endorser under this Note.

This Note may not be assigned by Maker without the prior express written consent of the Holder.

The terms of this Note are binding upon and inure to the benefit of the parties, and their respective legal representatives, successors and assigns. This instrument is governed by the laws of the State of Alabama, and the Maker and Holder submit to the jurisdiction of the Circuit Court of Etowah County, Alabama and all litigation concerning said note shall be filed in the Circuit Court of Etowah County, Alabama. Whenever the singular or plural number or the masculine, feminine or neuter gender is used herein, it will equally include the other.

IN WITNESS WHEREOF, Maker has executed this Note on the 30th day of September, 2010.


COOSA NURSING ADK, a Georgia Limited Liability Company



By: _____
       Chris Brogdon

ADCARE HEALTH SYSTEMS, INC.



By:_____
       Chris Brogdon, Vice Chairman


**(ACKNOWLEDGEMENTS ON NEXT PAGE)**





STATE OF Georgia )
COUNTY OF Cobb )

I, the undersigned, a Notary Public, in and for said County and State, hereby certify that Chris Brogdon whose name as Manager of Coosa Nursing ADK, a Georgia Limited Liability Company, is signed to the foregoing Promissory Note and who is known to me, acknowledged before me on this day that, being informed of the contents of the Promissory Note, he, as such Manager and with full authority executed the same voluntarily for as the act of said corporation.

Given under my hand this the 30 day of September, 2010.

(SEAL) DAMARIS MARRIAGA NOTARY EXPIRES GEORGIA MARCH 6, 2011 PUBLIC FAYETTE COUNTY

Notary Public
My commission expires: 3/6/2011.

STATE OF Georgia )
COUNTY OF Cobb )

I, the undersigned, a Notary Public, in and for said County and State, hereby certify that Chris Brogdon whose name as Vice Chairman of Adcare Health Systems, Inc., an Ohio corporation, is signed to the foregoing Promissory Note and who is known to me, acknowledged before me on this day that, being informed of the contents of the Promissory Note, he, as such Vice Chairman and with full authority executed the same voluntarily for as the act of said corporation.

Given under my hand this the 30 day of September, 2010.

(SEAL) DAMARIS MARRIAGA NOTARY EXPIRES GEORGIA MARCH 6, 2011 PUBLIC FAYETTE COUNTY

Notary Public
My commission expires: 3/6/2011.







**GUARANTY**

For value received, I, Chris Brogdon, absolutely guarantee payment to Coosa Valley Health Care, Inc., an Alabama corporation, at maturity, of that Promissory Note of even date herewith, in the principal amount of $600,000.00, executed by Coosa Nursing ADK, a Georgia limited liability company by Chris Brogdon, its Manager and Adcare Health System, Inc., an Ohio corporation by Chris Brogdon, its Vice Chairman. If obligor defaults in payment of the Promissory Note according to its terms, I will pay Coosa Valley Health Care, Inc. the unpaid balance on demand. I submit to the jurisdiction of the Circuit Court of Etowah County, Alabama on all litigation concerning said note and this Guaranty.

Done this the 30 day of September, 2010.

CHRIS BROGDON

STATE OF GEORGIA )
COUNTY OF Cobb )

I, the undersigned, a Notary Public, in and for said County and State, hereby certify that Chris Brogdon, whose name is signed to the foregoing Guaranty and who is known to me, acknowledged before me on this day that, being informed of the contents of the Guaranty, he executed the same voluntarily on the day the same bears date.

Given under my hand this the 30 day of September, 2010.

(SEAL) DAMARIS MARRIAGA NOTARY EXPIRES GEORGIA MARCH 6, 2011 PUBLIC FAYETTE COUNTY

Notary Public
My commission expires: 3/6/2011.